IRREVOCABLE NOTICE OF TERMINATION OF

VOTING AGREEMENT

Poplar Point Capital Management LLC

Poplar Point Capital Partners LP

Poplar Point Capital GP LLC

Mr. Jad Fakhry

Address: 330 Primrose Road, Suite 400

Burlingame, CA 94010

Attention: Mr. Jad Fakhry

E-mail: jad@poplarpointcapital.com

Mr. David Elliot Lazar

30B, Tower 200 The Towers,

Winston Churchill, San Francisco, Paitilla,

Panama City, Panama. 07196

E-mail: david@activistinvestingllc.com

This Irrevocable Notice of Termination (this “Notice”) of the Voting Agreement, dated as of August 19, 2025 (the “Voting Agreement”), by and among (a) NovaBay Pharmaceuticals, Inc., a Delaware corporation whose Common Stock is listed for trading on the NYSE American (the “Company”), (b) Mr. David Elliot Lazar, an individual (“Lazar”), and (c) each of (i) Mr. Jad Fakhry, an individual, (ii) Poplar Point Capital Management LLC, a Delaware limited liability company, (iii) Poplar Point Capital Partners LP, a Delaware limited partnership, and (iv) Poplar Point Capital GP LLC, a Delaware limited liability company (each person or entity part of group “(c)” hereinafter referred to as a “Stockholder” and, collectively, the “Stockholders”), is given as of this 16th day of October, 2025 by the Company. Capitalized terms used herein and not defined shall have the meaning set forth in the Voting Agreement.

WHEREAS, the Voting Agreement provides that the term of the Voting Agreement shall commence on the Signature Date and continue for a period of two (2) years from the Proxy Effective Date, unless terminated by the Company, in the Company’s sole discretion;

WHEREAS, the Stockholders have requested that they have the ability to sell or otherwise transfer all or a portion of the Proxy Shares in the open market or otherwise once the Approval has been received, which various terms of the Voting Agreement would limit or otherwise interfere with; and

WHEREAS, to allow for such transferability of the Proxy Shares after the Approval, the Company has determined that it shall terminate the Voting Agreement in full, with such termination conditioned solely upon, and effective immediately after, the Approval.

NOW, THEREFORE, pursuant to its rights and powers under Section 10 of the Voting Agreement, the Company hereby provides irrevocable notice of the termination of the Voting Agreement, with such termination conditioned solely upon, and effective immediately after, the Approval. Upon termination pursuant to this Notice, the Voting Agreement shall cease to be in effect and all rights and obligations thereunder, including all grants of proxy, shall terminate in full, effective simultaneously therewith, and all legends on Proxy Shares with respect thereto shall no longer be required and thereafter promptly removed. Neither this Notice nor the termination of the Voting Agreement may be revoked, modified or amended without the prior written consent of all parties to the Voting Agreement. This Notice and all acts and transactions pursuant hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law. The other parties to the Voting Agreement are intended third party beneficiaries of this Notice.

Intending to be bound hereby, the Company has executed this Notice as of the date first written above.

NovaBay Pharmaceuticals, Inc.

By:	/s/ David Lazar
Name:	David Lazar
Title:	CEO

cc:

Abby Brown (abby.brown@squirepb.com)

Ben Fackler (Ben.Fackler@arnoldporter.com)

Daniel Fligsten (dan@fligstenlawgroup.com)

Mr. Avraham Ben-Tzvi (abz@abz-law.com)